FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒         Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

NBG announces that, with a view to further enhancing alternative sources of raising funds, it issued on 28 November 2008 two series of covered bonds (as per Law 3601/2007, article 91, and Bank of Greece Governor’s Act 2598/2007) totalling €1 billion each, of 5- and 6 year term respectively (with a 1-year extension option), at the ECB’s annual interest rate plus margin of, respectively, 0.65% and 0.70%. The issue took place as part of the covered bonds issue programme for up to €10 billion, secured primarily by mortgage loans, and on the basis of previous approval by the Bank of Greece.

The two covered bonds series have been rated Aaa and AAA by, respectively, Moody’s and Fitch.

The covered bonds were listed for trading on the Luxembourg Stock Exchange, sold through private placement and repurchased at the same issue price, with a view to being placed with institutional investors, depending on prevailing conditions in the international markets. Until they are placed the said bonds shall be used as security for obtaining liquidity from the ECB via the Bank of Greece, by virtue of current Greek and European banking legislation.

This Announcement constitutes regulatory information as per Laws 3340/2005 and 3556/2007; it is published under the provisions of Law 3556/2007, articles 19-21, and the relevant regulatory decisions of the Board of the Capital Market Commission, and can be viewed on the issuing Bank’s website at www.nbg.gr.

Athens, 1 December, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 3rd December, 2008

Vice Chairman - Deputy Chief Executive Officer